UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                         (Amendment No. 1) (1)

                         Embotelladora Andina S.A.
                             (Name of Issuer)

                        Common Stock, No Par Value
                      (Title of Class of Securities)

                                  None *
                              (CUSIP Number)
* CUSIP number for American Depositary Shares representing Common Stock is
                                29081P 10 5


                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121

                             December 17, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Coca-Cola Company
     58-0628465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (Represents the aggregate number of shares beneficially
  OWNED BY       owned by the Reporting Persons filing this Schedule 13D
   EACH          -- See Attachment A)
 REPORTING
  PERSON      8  SHARED VOTING POWER
   WITH          None

              9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (Represents the aggregate number of shares beneficially owned by the Reporting Person filing this Schedule 13D -- See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.65% (2)

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. and reflects the exercise of withdrawal rights by the shareholders of Embotelladora Andina S.A. with respect to 15,460,922 shares of Common Stock, all in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares have been acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coca-Cola Interamerican Corporation
     13-1940209

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (Represents the aggregate number of shares beneficially
  OWNED BY       owned by the Reporting Persons filing this Schedule 13D
   EACH          -- See Attachment A)
 REPORTING
  PERSON      8  SHARED VOTING POWER
   WITH          None

              9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (Represents the aggregate number of shares beneficially owned by the Reporting Person filing this Schedule 13D -- See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.65% (2)

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. and reflects the exercise of withdrawal rights by the shareholders of Embotelladora Andina S.A. with respect to 15,460,922 shares of Common Stock, all in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares have been acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Coca-Cola Export Corporation
     13-1525101

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (Represents the aggregate number of shares beneficially
  OWNED BY       owned by the Reporting Persons filing this Schedule 13D
   EACH          -- See Attachment A)
 REPORTING
  PERSON      8  SHARED VOTING POWER
   WITH          None

              9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (Represents the aggregate number of shares beneficially owned by the Reporting Person filing this Schedule 13D -- See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.65% (2)

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. and reflects the exercise of withdrawal rights by the shareholders of Embotelladora Andina S.A. with respect to 15,460,922 shares of Common Stock, all in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares have been acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coca-Cola de Argentina S.A.
     (TIN - n/a)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Argentina

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (Represents the aggregate number of shares beneficially
  OWNED BY       owned by the Reporting Persons filing this Schedule 13D
   EACH          -- See Attachment A)
 REPORTING
  PERSON      8  SHARED VOTING POWER
   WITH          None

              9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (Represents the aggregate number of shares beneficially owned by the Reporting Person filing this Schedule 13D -- See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.65% (2)

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. and reflects the exercise of withdrawal rights by the shareholders of Embotelladora Andina S.A. with respect to 15,460,922 shares of Common Stock, all in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares have been acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bottling Investment Limited
     (TIN - n/a)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (Represents the aggregate number of shares beneficially
  OWNED BY       owned by the Reporting Persons filing this Schedule 13D
   EACH          -- See Attachment A)
 REPORTING
  PERSON      8  SHARED VOTING POWER
   WITH          None

              9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (Represents the aggregate number of shares beneficially owned by the Reporting Person filing this Schedule 13D -- See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.65% (2)

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. and reflects the exercise of withdrawal rights by the shareholders of Embotelladora Andina S.A. with respect to 15,460,922 shares of Common Stock, all in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares have been acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                          ATTACHMENT A


     Pursuant to the SPC Purchase Agreement (as defined in
     Item 4), Coca-Cola Interamerican Corporation and Coca-Cola de Argentina S.A. have acquired Bottling Investment Limited ("SPC"), which owns 24,000,000 shares of Common Stock, no par value, of Embotelladora Andina S.A. Coca-Cola de
     Argentina S.A. is a wholly owned subsidiary of The Coca-Cola Export Corporation, and The Coca-Cola Export Corporation and Coca-Cola Interamerican Corporation are each wholly owned subsidiaries of The Coca-Cola Company. SPC is now a subsidiary of Coca-Cola de Argentina S.A. (which owns approximately 5.88% of the outstanding capital stock of SPC) and Coca-Cola Interamerican Corporation (which owns approximately 94.12% of the outstanding capital stock of SPC).

                         AMENDMENT NO. 1
                               TO
         STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                             OF THE
                  GENERAL RULES AND REGULATIONS
                            UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934


ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is amended and supplemented by adding to the information previously filed under this item the following:

     This statement is being filed by The Coca-Cola Company ("KO"), KO's direct wholly owned subsidiaries, Coca-Cola Interamerican Corporation ("Interamerican") and The Coca-Cola Export Corporation ("Export"), each of which companies is a Delaware corporation having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121, KO's indirect wholly owned subsidiary, Coca-Cola de Argentina S.A. ("CC Argentina"), an Argentine corporation having its principal executive offices at Paraguay 733, 1057 Buenos Aires, Argentina, telephone 541-319-2000, and KO's indirect wholly owned subsidiary, Bottling Investment Limited ("SPC"), a Cayman Islands corporation having its principal executive offices at Ugland House, P.O. Box 309, Georgetown, Grand Cayman, Cayman Islands, British West Indies, telephone (809) 949-8066.

     Certain information with respect to the directors and executive officers of KO, Interamerican, Export and CC Argentina and the directors of SPC is set forth in Exhibit
     99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of KO, Interamerican, Export, CC Argentina and SPC nor, to the best of its respective knowledge, any director, executive officer or controlling person of KO, Interamerican, Export, CC Argentina or SPC has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
     (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either such party or any director, executive officer or controlling person of such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

     On December 17, 1996, Interamerican and CC Argentina consummated the acquisition of the beneficial ownership of 24,000,000 shares (the "Acquired Shares") of Common Stock of Embotelladora Andina S.A. ("Andina") through the acquisition of SPC. Also on December 17, 1996, Inversiones del Atlantico S.A., an Argentine company and a subsidiary of Andina ("Atlantico"), acquired (i) all of the capital stock of Complejo Industrial PET (CIPET) S.A., a wholly owned subsidiary of CC Argentina ("CIPET"), and approximately U.S. $66.36 million of debt owed by CIPET to Interamerican and
     (ii) approximately 78.7% of the capital stock of INTI S.A. Industrial y Comercial, the Coca-Cola bottler based in Cordoba, Argentina ("INTI"). Such transactions were effected pursuant to the Stock Purchase Agreement dated as of September 5, 1996 (the "Andina Purchase Agreement") among Andina, Inversiones Freire Ltda. and

     Inversiones Freire Dos Ltda. (collectively, the "Majority Shareholders"), Citicorp Banking Corporation ("Citicorp") and SPC, and the Stock Purchase Agreement dated as of September 5, 1996 (the "SPC Purchase Agreement") among Andina, Atlantico, the Majority Shareholders, KO, Interamerican, CC Argentina, Citicorp and SPC. The Andina Purchase Agreement and the SPC Purchase Agreement are sometimes referred to herein collectively as the "Stock Purchase Agreements." KO, Interamerican and CC Argentina are sometimes referred to herein collectively as the "KO Parties."

     In connection with the consummation of the transactions contemplated by the Stock Purchase Agreements, the Majority Shareholders, Citibank N.A. (the "Custody Agent"), KO, Interamerican and CC Argentina also executed an Amendment (the "Option Agreement Amendment") to the Stock Purchase Option Agreement and Custody Agreement dated as of September 5, 1996 among the Majority Shareholders, the Custody Agent, KO, Interamerican and CC Argentina (the "Option Agreement"). A copy of the Option Agreement Amendment is attached hereto as Exhibit 99.9 and is incorporated herein by reference.
     The Option Agreement Amendment amends the termination provisions of the option granted to the KO Parties under the Option Agreement (the "Option") to acquire, at any time after the date of the Option Agreement until December 31, 2130 upon the occurrence of certain conditions, certain additional securities of Andina owned by the Majority Shareholders, all as described further in Item 6 of this Amendment No. 1 to Schedule 13D. The Option Agreement Amendment also revises the fees payable by the Majority Shareholders to the Custody Agent in connection with such arrangement.

     In addition, in connection with the consummation of such transaction, Andina, KO, Interamerican, CC Argentina, SPC and the Majority Shareholders also executed Amendment No. 1 (the "Shareholders' Agreement Amendment") to the Shareholders' Agreement dated as of September 5, 1996 among such parties (the "Shareholders' Agreement"). A copy of the Shareholders' Agreement Amendment is attached hereto as
     Exhibit 99.10 and is incorporated herein by reference. The Shareholders' Agreement Amendment effected certain technical changes to the Shareholders' Agreement.

     KO, Interamerican and CC Argentina intend to liquidate SPC as soon as practicable. The Acquired Shares held by SPC will be distributed to Interamerican (47,062.37 shares) and CC Argentina (2,937.63 shares) upon the liquidation of SPC.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

     As a result of the consummation of the transactions contemplated by the Stock Purchase Agreements, CC Argentina and Interamerican collectively own all of the outstanding capital stock of SPC, and the sole asset of SPC is the Acquired Shares. Interamerican and CC Argentina are direct or indirect subsidiaries of KO, and CC Argentina is a direct subsidiary of Export. CC Argentina owns approximately 5.88% of the capital stock of SPC, and Interamerican owns approximately 94.12% of the capital stock of SPC.

     Thus, as a result of the acquisition by CC Argentina and Interamerican of the capital stock of SPC and, indirectly, the Acquired Shares, KO, CC Argentina, Interamerican and Export collectively beneficially own and have sole voting and dispositive power over an aggregate of 24,000,000 shares of Common Stock (or, after giving effect to the Reclassification (as defined in Item 6), 24,000,000 shares of Class A Stock and 24,000,000 shares of Class B Stock), or approximately 6.65% of the outstanding capital stock of Andina (assuming no exercise of any preemptive rights to acquire shares of Common Stock by existing shareholders of Andina and reflecting the exercise of withdrawal rights with respect to approximately 15,460,922 shares of Common Stock by existing shareholders of Andina).

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is amended and supplemented by adding to the information previously filed under this Item the following:

     STOCK PURCHASE AGREEMENTS

     On December 17, 1996, Andina consummated the transactions contemplated by the Andina Purchase Agreement with the Majority Shareholders, Citicorp, and SPC pursuant to which
     SPC acquired 24,000,000 shares of Common Stock.   Also on
     December 17, 1996, Andina, Atlantico, the Majority Shareholders, KO, Interamerican, CC Argentina, Citicorp and SPC consummated the transactions contemplated by the SPC Stock Purchase Agreement, pursuant to which
     (i) Interamerican and CC Argentina acquired all of the outstanding shares of capital stock of SPC and (ii) Atlantico acquired (x) all of the outstanding shares of capital stock of CIPET and approximately U.S.$66.36 million of debt of CIPET currently owed to Interamerican and (y) the 78.7% of the outstanding shares of capital stock of INTI owned by Interamerican.

     OPTION AGREEMENT

     On December 17, 1996, in connection with the consummation of the transactions contemplated by the Stock Purchase Agreements, the Majority Shareholders, the Custody Agent, KO, Interamerican and CC Argentina also executed the Option Agreement Amendment. The Option Agreement Amendment amends the termination provisions of the Option to provide that the Option shall terminate upon the occurrence of any of the following:

        (i) if the KO Parties sell their shares of Andina to persons (other than the KO Parties and their subsidiaries) and such sale has as a direct result that during the 30 days following such sale the KO Parties and their subsidiaries become owners in the aggregate (a) of less than 15,660,000 ordinary Shares before the Reclassification occurs (or if the Reclassification occurred and a subsequent event results in that there are only ordinary Shares of Andina); or (b) less than 15,660,000 Series A Shares of Andina if the Reclassification occurred and the Series A Shares of Andina continue to be outstanding;

       (ii) if the Majority Shareholders notify the KO Shareholders in writing that the ownership level of Andina stock held by KO and its subsidiaries has fallen below (a) 4% of the outstanding Common Stock if the reclassification (the "Reclassification") of the existing Common Stock of Andina into two series of shares, the Series A Shares and the Series B
               Shares has not occurred or if following such Reclassification an event occurs with the result that only Common Stock of Andina is outstanding, or
               (b) 4% of the Series A Shares if such Reclassification has occurred and Series A Shares continue to be outstanding; provided that this clause (ii) will only apply if KO and its subsidiaries within one year following the receipt of such written notice fail to restore their ownership of Andina stock to at least such applicable 4% level;

      (iii) if the bottling agreements between KO and Andina are terminated by Andina as a direct result of a breach of such agreements by KO or if KO declines to negotiate in good faith with respect to the renewal of such agreements; or

       (iv) one year after the termination by KO of the bottling agreements, unless the option exercise process has been initiated.

     The Option Agreement Amendment also revises the fees payable by the Majority Shareholders to the Custody Agent in connection with such arrangement.

     SHAREHOLDERS' AGREEMENT

     On December 17, 1996, in connection with the consummation of the transactions contemplated by the Stock Purchase Agreements, Andina, KO, Interamerican, CC Argentina, SPC and the Majority Shareholders also executed the Shareholders' Agreement Amendment. The Shareholders' Agreement Amendment effected certain technical changes to the Shareholders' Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 99.1 -  Directors and Executive Officers

    Exhibit 99.9 -  Amendment dated December 17, 1996 to
                    Stock Purchase Option Agreement and Custody
                    Agreement dated as of September 5, 1996 by and among Inversiones Freire Ltda., Inversiones Freire Dos Ltda., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A. and Citibank N.A.

    Exhibit 99.10 - Amendment No. 1 dated December 17, 1996
                    to Shareholders' Agreement dated as of
                    September 5, 1996 by and among Embotelladora
                    Andina S.A., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda. and Inversiones Freire Dos Ltda.

    Exhibit 99.11 - Joint Filing Agreement dated as of
                    December 17, 1996, by and among The Coca-Cola Company, Coca-Cola Interamerican Corporation, The Coca-Cola Export Corporation, Coca-Cola de Argentina S.A. and Bottling Investment Limited.

                               SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THE COCA-COLA COMPANY

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer
Date: December 17, 1996


                              COCA-COLA INTERAMERICAN CORPORATION

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Vice President and
                                 Chief Financial Officer
Date: December 17, 1996


                              THE COCA-COLA EXPORT CORPORATION

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer
Date: December 17, 1996


                              COCA-COLA DE ARGENTINA S.A.

                              By: /s/ GLENN JORDAN
                                 Glenn Jordan
                                 President
Date: December 17, 1996


                              BOTTLING INVESTMENT LIMITED

                              By: /s/ GLENN JORDAN
                                 Glenn Jordan
                                 Director
Date: December 17, 1996

EXHIBIT              DESCRIPTION

99.1     Directors and Executive Officers

99.9     Amendment dated December 17, 1996 to
         Stock Purchase Option Agreement and Custody
         Agreement dated as of September 5, 1996 by and among Inversiones Freire Ltda., Inversiones
         Freire Dos Ltda., The Coca-Cola Company,
         Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A. and Citibank N.A.

99.10    Amendment No. 1 dated December 17, 1996 to
         Shareholders' Agreement dated as of September
         5, 1996 by and among Embotelladora Andina
         S.A., The Coca-Cola Company, Coca-Cola
         Interamerican Corporation, Coca-Cola de
         Argentina S.A., Bottling Investment Limited,
         Inversiones Freire Ltda. and Inversiones
         Freire Dos Ltda.

99.11    Joint Filing Agreement dated as of December 17,
         1996, by and among The Coca-Cola Company, Coca-Cola Interamerican Corporation, The Coca-Cola Export Corporation, Coca-Cola de Argentina S.A. and Bottling Investment Limited.